Exhibit 99.1

Allego Reports First Half 2022 Results; Creating New Technology-Enabled EV Infrastructure

•	Total energy sold during the first half of 2022 was 71.8 gigawatt hour (GWh), an increase of 105% over the first half of 2021; utilizing 100% green energy.

•	Total revenues rose 148.3% to €50.7 million during the first half of 2022, as compared to the same 2021 period; charging revenue more than doubled, and services revenue increased nearly three-fold.

•

Charging revenue benefited from the acquisition of Mega-E assets (consolidated as of March 17, 2022), which added more than 100 sites and nearly 770 charge ports, mainly fast-and-ultra-fast, consistent with the Company’s strategic focus.

•	The total number of charging sessions increased 74.2% to 4.4 million during the first half of 2022, compared to the similar 2021 period of 2.6 million.

•

In the first half of 2022, the average utilization rate[1] nearly doubled to 8.3% from 4.3% in the same period in 2021. The momentum continued in July, with utilization at 11.5%, compared with 6.1% in the similar prior-year month.

•	Backlog increased to 1,100 sites, representing an increase of 120% compared to the prior-year period.

•	Acquired MOMA, an R&D software platform, to further solidify Allego’s technological edge to fully control the Company’s entire set of proprietary technologies and enhance its energy management.

•	Entered several milestone partnerships with blue-chip customers, further strengthening the Company’s footprint in 15 European countries.

•	Successfully exercised an accordion under the existing credit facility of €50.0 million, increasing the total facility to €170.0 million and maintaining flexibility.

ARNHEM, Netherlands, PARIS, France, and NEW YORK, New York – August 22, 2022 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast-charging network, today announced results for the six months ended June 30, 2022.

First half of 2022 revenue increased by 148.3% to €50.7 million, compared to €20.4 million in the first half of 2021. Charging revenues increased 118.0% year-over-year to €24.0 million due to a 74.2% increase in charging sessions to 4.4 million and price increases. Allego’s broad European footprint and the Company’s strategic locations leveraging its proprietary AllamoTM tool helped drive the increase. Allego continues to benefit from increased sales of electric vehicles (EV), with penetration rates in Europe growing by 500 basis points (bps) year-over-year to 21.5% in the first half of 2022, which is three times greater than the United States market2, driving high utilization rates of 8.3% versus 4.3% in the same 2021 period.

Total energy sold is 100% green and increased approximately 105% to 71.8 GWh in the first half of 2022, compared to 35.0 GWh in the first half of 2021, driven by the higher utilization rate of our expanding operational footprint across Europe, which is comprised of more than 34,000 public and non-public charging ports.

[1]

Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole).

[2]	BNEF, August 18, 2022

Total service revenues increased 183.7% from the ramp-up of the Carrefour project entered into in November 2021. The Carrefour project entails deploying more than 2,000 fast and ultra-fast EV charge points across over 200 locations throughout France, with an operations and maintenance contract spanning over 12 years. The Company expects the revenues from this contract to be higher in the second half compared to the first half of this year.

Net loss totaled €(246.6) million for the first half of 2022, compared to €(143.8) million in the first half of 2021, attributable primarily to non-cash one-time items. Operational EBITDA was €(1.5) million compared to €(3.8) million in the first half of 2021. The improved operational EBITDA was impacted by €7.1 million higher energy costs, partially offset by higher income generated from the sale of carbon credit certificates. Allego anticipates mitigating these cost pressures in the second half of 2022 through new arrangements from renewable sources and an average 10% price increase effective September 1, 2022 in most markets.

CEO and CFO Comments and Outlook

CEO Mathieu Bonnet stated, “Allego’s long-term revenue targets remain on track despite the inflationary headwinds raised by the geo-political events this year. The increase in the utilization rate of our ultrafast chargers highlights our winning strategy. The power purchase agreements (“PPA”) that are expected to commence in the second half of 2022 are designed to stabilize our energy supply structure and mitigate the impact of volatility in commodity prices in the future.”

Bonnet added, “On June 29, 2022, the European Parliament voted on approving a ban on selling Internal Combustion Engine (“ICE”) vehicles starting in 2035. This very important legislation, once in place, taken together with the need for European emphasis on energy independence and aggressive carbon reduction targets, we believe will continue to drive significantly higher EV penetration and propel our utilization rates. We expect the investment in charging infrastructure for the foreseeable future will power Allego’s growth throughout Europe utilizing our proprietary technology platforms leading to ample value creation for all our stakeholders.”

Allego’s Chief Financial Officer, Ton Louwers, commented, “We are fortifying our balance sheet to support a secured backlog of 1,100 premium sites, equating to about two-and-one-half years of deployment activity. We are proactively managing the supply chain, and the disruptions are minimal thus far, owing to our extensive and robust supplier partnerships with a European production base. With the expected closing of the new and further expanded credit facility in early fall and the ample availability of “green infrastructure” financings in Europe, we are confident in our ability to fund our future growth.”

Strategic Business Additions and Significant Customer Wins

•

Acquired Modélisation, Mesures et Applications S.A. (“MOMA”), an R&D technological platform, supporting the Company’s proprietary EV Cloud platform in June of 2022. The acquisition provides Allego with access to a team of more than 40 engineers, developers, and PhDs to further enhance the Company’s intellectual property and technological lead as for instance in chargers monitoring, or energy management while elevating the customer experience.

•

Exercised the option to acquire Mega-E, adding more than 100 sites with nearly 770 charge ports (mainly fast-and-ultra-fast) and €88.0 million of charging assets (June 2022), consistent with the Company’s strategic focus.

•	Expanded the strategic partnership with ATU, a leading provider of automotive repair services in Germany, to equip an additional 400 ATU branch locations with e-charging stations (May 2022).

•

Partnered with G&V Energy Group, the number one independent player in the Belgium fuel stations market, to install ultra-fast electric vehicle charging stations at 100 G&V fuel stations across Belgium, which are expected to become energy hubs (May 2022).

Financial & Operational Summary:

The summary financial and operational highlights for the first half of 2022 are provided below:

•	Total revenues: €50.7 million

•	Gross Profit: €9.9 million

•	Net Loss: €(246.6) million

•	Operational EBITDA: €(1.5)million

•	Cash Flow from Operations: €(94.9) million

Key Metrics

	Six Months Ended June 30,
Metrics(1)	2022	2021	% Change
Average Utilization Rate	8.3%	4.3%	90.0%
Public Charging Ports(2)	29,698	25,767	15.3%
# Fast & Ultra-Fast charging sites(2)	903	748	20.7%
# Fast & Ultra-Fast charging ports(2)	1,293	1,018	27.0%
Recurring users %	80.1%	81.5%	-1.8%
Owned Public Charging Ports(2)	24,255	20,868	16.2%
Third-Party Public Charging Ports(2)	5,443	4,899	11.1%
Total # sessions (‘000)	4,444	2,551	74.2%
Total Energy sold (GWh)	71.8	35.0	105.1%
Secured Backlog (sites) (2)	1,100	500	120.0%

(1)	Includes Mega-E for all periods.
(2)	As of June 30, 2022, and June 30, 2021, respectively.

July 2022 Update

In July, the total energy sold was 12.3 GWh, an increase of 80% year-over-year and utilization rate increased 540 bps to 11.5%. The recurring customer rate was steady at approximately 80%. Concurrently, higher electricity costs continue to pose a challenge. We secured long-term fixed-priced supply agreements, announced an average price increase of 10% effective September 1, 2022 in most markets and are actively monitoring the market for further actions.

Guidance:

2022 Full Year Guidance Range:

•	Total Revenues: €135.0 million – €155.0 million

•	Energy Sold: 150 GWh – 160 GWh

•	Operational EBITDA: Positive

Conference Call Information

The Company will hold a conference call for investors at 8:30 AM Eastern Time today, Monday, August 22, 2022, to discuss its first half 2022 results. Participants may access the call at 1-877-407-9716; international callers may use 1-201-493-6779 and request to join the Allego earnings call. A live webcast will also be available at https://ir.allego.eu/events-publications.

A telephonic replay of the call will be available shortly after the call’s conclusion and until September 5, 2022. Participants may access the replay at 1-844-512-2921; international callers may use 1-412-317-6671 and enter access code 13732265. An archived replay of the call will also be available on the investor portion of the Allego website at https://ir.allego.eu/

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising approximately 34,000 public charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xiv) general economic or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Interim condensed consolidated statement of profit or loss for the six months ended June 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021
Revenue from contracts with customers
Charging sessions	23,994	11,006
Service revenue from the sale of charging equipment	18,442	4,326
Service revenue from installation services	5,964	3,693
Service revenue from operation and maintenance of charging equipment	1,822	1,393
Service revenue from consulting services	470	—
Total revenue from contracts with customers	50,692	20,418
Cost of sales (excluding depreciation and amortization expenses)	(40,778)	(13,705)
Gross profit	9,914	6,713
Other income	8,987	2,552
Selling and distribution expenses	(1,697)	(1,142)
General and administrative expenses	(278,826)	(144,021)
Operating loss	(261,622)	(135,898)
Finance costs	15,173	(7,261)
Loss before income tax	(246,449)	(143,159)
Income tax	(161)	(597)
Loss for the half-year	(246,610)	(143,756)
Attributable to:
Equity holders of the Company	(246,448)	(143,756)
Non-controlling interests	(162)	—

Interim condensed consolidated statement of financial position as at June 30, 2022 (unaudited) and December 31, 2021

(in €‘000)	June 30, 2022	December 31, 2021[3]
Assets
Non-current assets
Property, plant and equipment	140,268	41,544
Intangible assets	23,129	8,333
Right-of-use assets	33,955	30,353
Deferred tax assets	571	570
Other financial assets	65,131	19,582
Total non-current assets	263,054	100,382
Current assets
Inventories	16,515	9,231
Prepayments and other assets	20,703	11,432
Trade and other receivables	33,801	42,077
Contract assets	789	1,226
Other financial assets	—	30,400
Cash and cash equivalents	29,775	24,652
Total current assets	101,583	119,018
Total assets	364,637	219,400

(in €‘000)	June 30, 2022	December 31, 2021[4]
Equity
Share capital	32,061	1
Share premium	369,851	61,888
Reserves	4,500	4,195
Retained earnings	(309,536)	(142,736)
Equity attributable to equity holders of the Company	96,876	(76,652)
Non-controlling interests	1,179	—
Total equity	98,055	(76,652)
Non-current liabilities
Provisions and other liabilities	1,330	133
Borrowings	114,556	213,128
Lease liabilities	30,402	26,097
Deferred tax liabilities	1,272	—
Total non-current liabilities	147,560	239,358
Current liabilities
Trade and other payables	35,695	29,333
Contract liabilities	6,061	21,192
Current tax liabilities	243	401
Lease liabilities	6,224	5,520
Provisions and other liabilities	1,226	248
Borrowings	23,404	—
Warrant liabilities	6,713	—
Other financial liabilities	39,456	—
Total current liabilities	119,022	56,694
Total liabilities	266,582	296,052
Total equity and liabilities	364,637	219,400

[3]	Consolidated statement of financial position as at December 31, 2021 audited.

Interim condensed consolidated statement of cash flows for the six months ended June 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021
Cash flows from operating activities
Cash generated from/(used in) operations	(91,071)	(13,209)
Interest paid	(3,494)	(2,680)
Income taxes paid	(320)	(220)
Net cash flows from/(used in) operating activities	(94,885)	(16,109)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	874	—
Acquisition of MOMA, net of cash acquired	(28,733)	—
Purchase of property, plant and equipment	(13,492)	(10,071)
Proceeds from sale of property, plant and equipment	97	412
Purchase of intangible assets	(1,355)	(40)
Proceeds from investment grants	234	2,275
Payment of purchase options derivative premiums	—	(1,500)
Net cash flows from/(used in) investment activities	(42,375)	(8,924)
Cash flows from financing activities
Proceeds from borrowings	—	24,202
Payment of principal portion of lease liabilities	(2,819)	(907)
Payment of transaction costs	(925)	(532)
Proceeds from issuing equity instruments (Spartan shareholders)	10,079	—
Proceeds from issuing equity instruments (PIPE financing)	136,048	—
Net cash flows from/(used in) financing activities	142,383	22,763
Net increase/(decrease) in cash and cash equivalents	5,123	(2,270)
Cash and cash equivalents at the beginning of the half-year	24,652	8,274
Effect of exchange rate changes on cash and cash equivalents	—	6
Cash and cash equivalents at the end of the half-year	29,775	6,010

Reconciliation of Loss for the First Half of 2022 to EBITDA and Operational EBITDA (unaudited)

(in €mm)	1H2022	1H2021	2021	2020	2019
Loss for the period	-246.6	-143.8	-319.4	-43.4	-43.1
Income tax	0.2	0.6	0.4	-0.7	0.3
Finance costs	-15.1	7.3	15.4	11.3	5.9
Amortization and impairments of intangible assets	1.7	1.3	2.7	3.7	2.3
Depreciation and impairments of right-of-use assets	2.9	0.9	3.4	1.8	1.3
Depreciation, impairments and reversal of impairments of property, plant and equipment	5.9	3.5	5.6	4.8	4.7

EBITDA	-251.0	-130.2	-292.2	-22.5	-28.6
Fair value gains / (losses) on derivatives (purchase options)	-3.8	-0.2	-2.9	—	—
Share-based payment expenses	241.3	121.9	291.8	7.1	—
Transaction costs	9.1	4.6	11.8	—	—
Bonus payments to consultants	—	—	0.6	—	—
Lease buyouts	—	—	—	0.1	—
Business optimization costs	2.9	—	—	1.8	0.8
Reorganization and Severance	—	—	0.1	3.8	—

Operational EBITDA	-1.5	-3.9	9.2	-9.7	-27.8

Historical Key Metrics(1)

	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22
Average Utilization Rate	3.5%	4.1%	4.6%	6.3%	7.0%	5.5%	7.5%	9.0%
Public Charging Ports(2)	21,922	23,384	25,767	26,837	27,982	27,982	28,838	29,698
# Fast & Ultra-Fast Charging Sites(2)	710	731	748	755	831	831	872	903
# Fast & Ultra-Fast Charging Ports(2)	943	967	1,018	1,057	1,215	1,215	1,225	1,293
Recurring Users %	82.0%	82.2%	81%	77.9%	78.4%	80%	80.1%	80%
Owned Public Charging Ports(2)	18,006	18,945	20,868	21,743	22,716	22,716	23,469	24,255
Third-Party Public Charging Ports(2)	3,916	4,439	4,899	5,094	5,266	5,266	5,369	5,443
Total # Sessions (in, 000)	3,701	1,162	1,389	1,589	1,980	6,120	2,139	2,305
Total Energy Sold (GWh)	48.0	16.5	18.5	21.8	30.5	87.3	34.4	37.4
Secured Backlog (sites)(2)	NA	NA	500	500	800	800	800	1,100

(1)	Includes Mega-E for all periods.
(2)	As of the end of the period presented.

Contact:

Investors

Manish A. Somaiya

investors@allego.eu

Media

allegoPR@icrinc.com